Exhibit 99(p)(4)

Amendment to Code of Ethics

Pre-Clearance and Reporting for Trading of ETF’s

Effective January 6, 2006

(Clarified January 27, 2006)

Exchange Traded Funds (“ETF’s”) are currently exempted from both the pre-clearance and reporting requirements under our Code of Ethics. Recent pronouncements by the Securities and Exchange Commission suggest that a more restrictive approach is warranted for ETF’s.

The Code of Ethics (pgs. C9 and C10) is now amended to require that personal trading in ETF’s (both purchases and sales) be both pre-cleared and reported like trades in any other securities.

For mutual fund “investment personnel” your receipt of pre-clearance for an ETF purchase will automatically be deemed an exemption from the 60 day short-swing profit prohibition for trading in the ETF unless you are specifically informed by the Personal Securities Administrator that the 60 day prohibition remains in place.

Note that pre-clearance and reporting of sales will still be required and the 10 day blackout period will continue to apply to ETF trades by portfolio managers.

If you have any questions, please feel free to call the TCW Personal Securities Administrator, Chief Compliance Officer or General Counsel.